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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO. 2)*


                           Powell Industries, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                    739128
                                --------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.        739128                 13G             Page 2   of   5   Pages
-------------------------                             -------------------------

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    1  NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Charter National Bank-Houston, as trustee for the Powell Industries, Inc. Employee Stock Ownership Trust and the Powell Industries, Inc. Frozen Employee Stock Ownership Trust (the "Trusts")
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]
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    3  SEC USE ONLY

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    4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Charter National Bank-Houston is a national banking association organized under the laws of the United States. The Trust is organized under the laws of Texas.
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                          5     SOLE VOTING POWER
    NUMBER OF
                                0
     SHARES               -----------------------------------------------------
                          6     SHARED VOTING POWER
   BENEFICIALLY
                                817,332
     OWNED BY             -----------------------------------------------------
                          7     SOLE DISPOSITIVE POWER
      EACH
                                0
    REPORTING             -----------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
   PERSON WITH
                                817,332

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    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   817,332
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   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                   N/A
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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.75%
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   12  TYPE OF REPORTING PERSON *
                   BK, EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!




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                 The filing of this Statement on Schedule 13G is made by
         Charter National Bank-Houston as trustee (the "Trustee") of the Powell Industries, Inc. Employee Stock Ownership Trust and the Powell Industries, Inc. Frozen Employee Stock Ownership Trust (the "Plans" or "Trusts") voluntarily and does not constitute, and should not be construed as, an admission that either the Trusts or the Trustee beneficially owns any securities covered they this Statement or is required to file this Statement for the Trusts and the Trustee. In this connection, the Trusts and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

Item 1(a).       NAME OF ISSUER:

                 Powell Industries, Inc.

Item 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 8550 Mosley Drive
                 Houston, Texas 77075

Item 2(a).       NAME OF PERSON FILING:

                 Charter National Bank-Houston, as trustee of the Powell Industries, Inc. Employee Stock Ownership Trust and the Powell Industries, Inc. Frozen Employee Stock Ownership Trust.

Item 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 5433 Westheimer
                 Houston, Texas 77251
                 Attention: Mr. Dennis Nelson

Item 2(c).       CITIZENSHIP OR PLACE OF ORGANIZATION

                 The Trusts have been organized under the State of Texas. The Trustee is a national banking association organized under the laws of the United States.

Item 2(d).       TITLE OF CLASS OF SECURITIES

                 Common Stock

Item 2(e).       CUSP NUMBER

                 739128

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                 (a)     [ ]      Broker or Dealer registered under Section 15
                                  of the Act

                 (b)      [x]     Bank as defined in Section 3(a)(6) of the Act
                 (c)      [ ]     Insurance Company as defined in Section
                                  3(a)(19) of the Act
                 (d)      [ ]     Investment Company registered under Section
                                  8 of the Investment Company Act
                 (e)      [ ]     Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940
                 (f)      [x]     Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see Section
                                  240.13d-1(b)(1)(ii)(F)
                 (g)      [ ]     Parent Holding Company, in accordance with
                                  Section 240.13d-1(b)(ii)(G) (Note:  See Item
                                  7)
                 (h)      [ ]     Group, in accordance with Section
                                  240.13d-1(b)(1)(ii)(H)


Item 4.          OWNERSHIP

                 (a)      Amount Beneficially Owned:  817,332

                 (b)      Percent of Class:  7.75%
                 (c)      Number of shares as to which such person has:
                          (i)   sole power to vote or to direct the vote. . 0
                         (ii)   shared power to vote or to direct the
                                vote. . . . . . . . . . . . . . . . . 817,332(1)
                        (iii)   sole power to dispose or to direct the
                                disposition of. . . . . . . . . . . . . . . 0
                         (iv)   shared power to dispose or to direct the
                                disposition of. . . . . . . . . . .   817,332(1)

Item 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable.


------------------------
        (1) Of such shares, 780,484 are held in the Powell Industries, Inc. Employee Stock Ownership Trust and 36,848 shares are held in the Powell Industries, Inc. Frozen Employee Stock Ownership Trust. Each participant in either of the Trusts or, if applicable, his beneficiary is entitled to direct to the Trustee as to the exercise of any voting or tendering rights attributable to shares of Common Stock then allocated to his ESOP Account. All allocated Common Stock as to which such instructions have been received (which may include an instruction to abstain) will be voted in accordance with such instructions. However, the Trustee will vote or tender any unallocated Common Stock in the Trusts, or any allocated Common Stock as to which no voting or tendering instructions have been received, in such manner as directed by the Administrative Committees of the respective Plans. As of December 31, 1995, 198,898 shares of Common Stock reported herein were allocated to the accounts of participants in the Powell Industries, Inc. Employee Stock Ownership Trust, and all 36,848 shares of Common Stock held by the Powell Industries, Inc. Frozen Employee Stock Ownership Trust were allocated to accounts of participants.




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Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         In accordance with the terms of the Plans, participants of the Plans are entitled to receive certain distributions of assets held by the Trusts. Such distributions may include dividends on or proceeds from the sale of shares of Common Stock.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

Item 10. CERTIFICATION:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best or my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 1996

CHARTER NATIONAL BANK-HOUSTON,
AS TRUSTEE OF THE POWELL INDUSTRIES,
INC. EMPLOYEE STOCK OWNERSHIP TRUST
AND THE POWELL INDUSTRIES, INC.
FROZEN EMPLOYEE STOCK OWNERSHIP
TRUST



BY:            /s/
   --------------------------------------
NAME:    Dennis W. Nelson
TITLE:   Vice President and Trust Officer




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